Management's Discussion and Analysis
The following Management's Discussion and Analysis (“MD&A”) of the financial results of Besra Gold Inc. (formerly known as Olympus Pacific Minerals Inc.) (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) has been prepared for the three and nine-month periods ended March 31, 2013 and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes, prepared in accordance with IAS 34 Interim Financial Reporting, and the annual financial statements for the financial year ended June 30, 2012. This discussion covers the three and nine-month periods ended March 31, 2013 and the subsequent period to May 14, 2013.
Other pertinent information on the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as on the Company's web site at www.besra.com. Besra is listed on the Toronto Stock Exchange under the symbol BEZ and on the Australian Securities Exchange under the symbol BEZ and trades on the OTCQX Bulletin Board ("OTCQX"), an over-the-counter market in the United States under the symbol BSRAF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in United States (“US”) dollars unless otherwise indicated.

Management's Discussion & Analysis
March 31, 2013

Executive Summary
The past few months have seen significant falls in the gold price and falling equity prices, particularly amongst mid and lower tier companies.
Lower gold prices will of course impact cashflow, but Besra management have taken a responsible range of strong and clear measures to bolster performance.
 In this quarter grade was below expectation at both properties which resulted in lower production, offset by higher throughput. We achieved record plant throughput at both Phuoc Son and Bong Mieu in Vietnam with a total of 151,390 tonnes milled, an increase of 111% on the same period last year.
During Q3 Besra produced 13,589 ounces of gold and sold 12,200 ounces, the difference being an increased holding of gold inventory at the end of March in preparation for settlement of the gold loan commitment in the following quarter.  Sales of 12,200oz of gold realized US$19,812,500 at an average price of US$1,624 per ounce.
Cash operating cost per ounce sold was US$794, down from US$956 for the previous quarter, resulting in an all-in cost of of US$1,330 down from US$1,357 in Q2.
Cost reduction initiatives are being implemented, coupled with improved mine efficiencies and increasing production ultimately targeted on a reduction of cost per ounce of US$100-150 per ounce over the next twelve months.
A strong result for ounces produced in Q4 is expected as we enter higher grade ore at the Bai Go underground mine at Phuoc Son, enabling the Company to achieve market guidance of 60,000 ounces.
Exploration continues at Phuoc Son with the intention of expanding the resource and extending the life of the mine.
The feasibility studies for both the Bong Mieu extension at Ho Ray and the world class development property at Bau in East Malaysia are on track.
Funding of the Bong Mieu expansion is expected to be undertaken by domestic banks in Vietnam.
Following completion of the Bau feasibility and analysis of the project economics, Besra will, subject to market conditions, consider all available project financing options but will not unnecessarily dilute its shareholders.
With increasing production alongside reduced costs and greater efficiencies, Besra is positioning itself to weather the current global market conditions, and set itself up for a strong Q4 and forthcoming developments on feasibility at the Bong Mieu expansion and at Bau.

Third Quarter Highlights

▪	Record monthly plant throughput at Phuoc Son of 36,484 tonnes in March 2013.

▪	Tailings dam work commenced at Phuoc Son.

▪	Records set in plant throughput at Bong Mieu.

▪	Bau Tranche 3c settled, bringing current effective holding in Bau to 85.05 percent.

▪	Bau and Bong Mieu expansion internal feasibility work moved into final stages.

Outlook to June 30, 2013

▪	Achieve lower end of market guidance of 60,000-65,000 ounces.

▪	Settle the final payment of principal under the original gold loan.

▪	Ongoing efficiencies and restructuring to achieve annual reductions of all-in costs of $100 - $150 per ounce (outlook to June 30, 2014).

▪	Initiate automation improvement project at each of Phuoc Son and Bong Mieu.

▪	Results of Jugan expansion IP survey.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 1

Management's Discussion & Analysis
March 31, 2013

Summary of Operations

	Three months ended		Nine months ended
US$	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Sales	19,812,500	27,827,250	60,528,213	69,054,200

Costs of sales	9,688,728	12,029,487	27,916,979	28,149,797
Royalty expense	1,950,429	3,395,172	6,945,182	9,527,922
Environmental fees	1,161,028	628,625	2,897,552	628,625
Depreciation and amortization	4,162,299	5,329,765	14,487,628	16,998,206
	16,962,484	21,383,049	52,247,341	55,304,550
Earnings from mine operations	2,850,016	6,444,201	8,280,872	13,749,650

Non-IFRS Measures
Costs of sales (IFRS)	9,688,728	12,029,487	27,916,979	28,149,797
Gold sold (oz)	12,200	16,500	36,395	40,814
Cash operating cost per ounce sold (US$)(1)	794	729	767	690

Costs of sales (IFRS)	9,688,728	12,029,487	27,916,979	28,149,797
Inventory adjustment	2,305,452	(4,218,729)	5,842,304	(664,124)
	11,994,180	7,810,758	33,759,283	27,485,673
Gold produced (oz)	13,589	12,523	41,706	45,368
Cash operating costs per ounces produced (US$)(2)	883	624	809	606

All-in costs(3)	1,330	1,309	1,313	1,300

Operating data
Ore milled (tonnes)	151,390	71,543	367,836	221,164
Grade (g/t Au)	3.03	6.72	3.88	7.05
Average realized price (US$)	1,624	1,687	1,663	1,692
(1) Cash operating cost per ounce sold includes mine site operating costs including mining, processing and refining and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs.

(2) Cash operating cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs.

(3) All-in costs includes all cash operating costs per ounce sold including corporate administration and sales based taxes. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax.

Sales
During the three and nine-month periods ended March 31, 2013, revenue decreased to US$19,812,500 and US$60,528,213 compared with US$27,827,250 and US$69,054,200 in the same comparative periods ended March 31, 2012. Gold sales amounted to 12,200 and 36,395 ounces during the three and nine-month periods ended March 31, 2013 (16,500 and 40,814 ounces in the same periods ended March 31, 2012) at an average realized price per ounce of US$1,624 and US$1,663 (US$1,687 and US$1,692 - average price per ounce in the same periods ended March 31, 2012). The decrease in ounces sold year-on-year is due to ounces produced attributable to a lower grade at the Bai Go project at Phuoc Son. The previous year the Company was mining the higher grade Bai Dat resource at Phuoc Son.
Cost of Sales
During the three and nine-month periods ended March 31, 2013 cost of sales decreased to US$9,688,728 and US$60,528,213 from US$12,029,487 and US$69,054,200 in the same comparative periods ended March 31, 2012. Cost of sales increased as a percentage of sales primarily due to the higher mining costs per ounce produced as a result of the change in grade with moving to the Bai Go project at Phuoc Son. Costs per tonne mined and milled have reduced at both Bong Mieu and Phuoc Son.
Royalty Expenses
During the three and nine-month periods ended March 31, 2013 royalty expenses decreased to US$1,950,429 and US$6,945,182 from US$3,395,172 and US$9,527,922 in the same comparative periods ended March 31, 2012 due to decreased sales in the respective periods.
Environmental Fees
During the three and nine-month periods ended March 31, 2013 environmental fees increased to US$1,161,028 and US$2,897,552 from US$628,625 in the same comparative periods ended March 31, 2012. The fee was introduced in January 2012 and is based on volume of ore mined.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 2

Management's Discussion & Analysis
March 31, 2013

Depreciation and Amortization
During the three and nine-month periods ended March 31, 2013 depreciation and amortization expense decreased to US$4,162,299 and US$14,487,628 from US$5,329,765 and US$16,998,206 in the same comparative periods ended March 31, 2012 due to decreased ounces sold, as many of the mining assets are amortized on a unit-of-production basis.

Results of Operations and Exploration Update - Phuoc Son Gold Project

Financial Data (US$)	Three months ended		Change	3 months	Nine months ended		Change
	Dec 31, 2012	March 31, 2013	(%)	March 31, 2012	March 31, 2013	March 31, 2012	(%)
Gold sales	16,115,414	13,869,750	(14)	23,038,421	43,319,059	51,951,462	(17)
Cost of sales	5,847,557	5,700,831	(3)	8,444,287	18,462,170	15,076,878	22
Royalties	2,611,695	1,782,582	(32)	3,246,513	6,416,424	8,960,203	(28)
Environment fees	661,725	866,376	31	279,228	2,035,817	279,228	n/a
Depreciation and amortization	3,125,821	3,411,892	9	4,245,839	10,136,576	13,637,042	(26)
Earnings from mine operations	3,868,616	2,108,069	(46)	6,822,554	6,268,072	13,998,111	(55)

Operating Data
Ore milled (tonnes)	82,176	97,907	19	29,361	239,421	108,423	121
Grade (g/t Au)	4.81	3.30	(31)	10.95	4.11	11.52	(64)
Mill recoveries (%)	95	94	(1)	94	94	93	1
Realized gold price (US$)	1,713	1,622	(5)	1,667	1,666	1,683	9
Gold produced (oz)	12,083	9,717	(20)	9,752	29,723	37,456	(21)
Cash operating cost per ounce produced (US$)	666	840	26	436	765	401	91
Ounces sold (oz)	9,410	8,550	(9)	13,819	26,003	30,876	(16)
Cash operating cost per ounce sold (US$)	621	667	7	611	710	488	45
Total site costs per ounce sold (US$)(1)	1,236	1,253	1	1,032	1,288	971	33

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	5,847,557	5,700,831	(3)	8,444,287	18,462,170	15,076,878	22
Inventory adjustment	2,202,760	2,458,099	n/a	(4,188,281)	4,265,265	(63,856)	n/a
Total costs of ore produced	8,050,317	8,158,930	1	4,256,006	22,727,435	15,013,022	51
Mining	39.87	40.02	—	49.52	41.90	41.18	2
Processing	37.20	32.83	(12)	55.81	36.23	61.71	(41)
Mine Overheads	15.60	9.45	(39)	39.63	13.59	35.58	(62)
Total cost per tonne of ore	92.67	82.30	(11)	144.96	91.72	138.47	(34)
(1)Total site costs includes all cash operating costs per once sold including site administration and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate administration costs and income tax.

Production and Operating Statistical Results
Phuoc Son Process Plant
During the quarter ended March 31, 2013 the plant milled 97,907 tonnes at 3.30 g/t Au, with 94 percent gold recovery (three months ended March 31, 2012 - 29,361 tonnes at 10.95 g/t Au, with 94 percent gold recovery). During the nine months ended March 31, 2013 the plant milled 239,421 tonnes at 4.11 g/t Au, with 94 percent gold recovery (nine months ended March 31, 2012 - 108,423 tonnes at 11.52 g/t Au, with 93 percent gold recovery).
The 20 percent decrease in gold production compared to the previous quarter is due to lower grade (-31%), partially offset by increased tonnages (+19%). The decrease in ounces sold year-on-year is due to ounces produced attributable to a lower grade at the Bai Go project at Phuoc Son. The previous year the Company was mining the higher grade Bai Dat resource at Phuoc Son.
Continuous focus on improvement of the plant throughput resulted in the daily record being surpassed 13 times across the quarter, culminating in a record of 1,484 tonnes of daily throughput on March 28, resulting in a monthly record of plant throughput of 36,484 tonnes for March 2013.
During the quarter ended March 31, 2013 costs per tonne mined and milled have reduced to US$82.3 compared with US$92.67 in the quarter ended December 31, 2012 and US$144.96 in the same comparative period ended March 31, 2012. During the nine months ended March 31, 2013 costs per tonne mined and milled have also reduced to US$91.72 compared with US$138.47 in the same comparative period ended March 31, 2012.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 3

Management's Discussion & Analysis
March 31, 2013

Bai Dat
Total ore mined was 5,226 tonnes at 5.10 g/t Au. Total development advance was 89 meters.
Stabilization activities through the installation of active ground support (hydrabolts, jack packs and jack pots) at Bai Dat were completed. Cribset concreting has now been started at Bai Dat B45/46 in preparation for extraction of remaining high grade pillars.
Bai Go
Total ore mined was 91,890 tonnes at 3.12 g/t Au. This is a 15 percent increase in tonnage and 3 percent decrease in grade compared to the previous quarter. Total development advance was 364 meters, a 15 percent decrease compared to the previous quarter. Development of the Bai Go decline reached 460 elevation, which resulted in the opening of the 7th mining lift.
Phuoc Son General
Completed civil works during the quarter included the waste crushing and concrete batching plants for Bai Go Cemented Aggregate Fill (CAF) backfilling setup. Cemented Rock Fill (CRF) backfill methodology was introduced to enable continued mining of areas in the upper part of the mine. This was applied at both Bai Dat and Bai Go, and allowed the mining of 6,766 tonnes at 4.35 g/t Au at Bai Go. Record monthly ore mined of 36,517 tonnes was achieved in March 2013. Phuoc Son acquired an additional low profile truck, bringing the total for the Phuoc Son mine to 9.
Phuoc Son Property

Exploration Update

(US$) As at	March 31, 2013	June 30, 2012
Net deferred exploration and development	13,820,579	14,459,318
Property, plant and equipment	23,396,378	27,098,950

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Spending on exploration and development activities	1,278,622	2,282,761	3,466,547	6,424,733
Expenditure on property, plant and equipment	319,369	234,195	607,276	3,120,097
Phuoc Son Gold Project
A surface drilling program peripheral to Dak Sa mine is now in progress, with two rigs operating.
One underground rig is simultaneously in operation, presently within Bai Dat mine.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 4

Management's Discussion & Analysis
March 31, 2013

Bai Dat (Underground)
The underground rig is testing a zone about 25 meters below Level 6. Ten holes have been completed to date and another 3 are proposed. Assays have so far been received from only one hole (BDUG01), which returned 2.77 meters at 3.77 g/t Au. Complete results from Level 6 drilling should be available by about mid-May and will be used to determine whether or not a proposed Level 7 development is financially viable.
Phuoc Son Forward Exploration
The first phase of surface scout diamond drilling (comprising 2,150 meters in 18 holes) peripheral to the Dak Sa (Bai Dat, Bai Go) deposits commenced on March 21. The program is targeting 7 prospect areas (Bai Cu, Bai Go-East, Bai Gio-East, Khe Ri, Hoa Son, K7, Tra Long) with the objective of locating new mineralization zones (extensions and structural repetitions) for future mining development. Contingent upon positive results, two further phases of step-out and in-fill drilling will then be conducted in order to develop resources and additional mining reserves.
Licensing
Mining License Application
Amendments to the feasibility study and environmental impact assessment pertaining to ML 565/GP/BTNMT are now being prepared to allow increased mining and production rates.
Support documentation for a further mining license application (to cover an area to the north of the current Bai Go ML) is currently being prepared.
Exploration License Application
Two exploration license applications have been prepared for lodgment. The first is a small (3km2) exploration license designed to cover the immediate area around the Dak Sa mining license only. The second is a 26km2 exploration license covering peripheral prospect areas.
Phuoc Son outlook to June 30, 2013

•	Commissioning of a Cemented Aggregate Fill project to increase overall mine efficiency

•	Utilizing multiple mining methods, depending on geometry and geology as a way to reduce cost per tonne

•	Bai Go is expected to reach the planned high grade zone at level 5 of Bai Go during May 2013

•	Strategic review of mine planning for cost savings opportunities

Besra (formerly Olympus Pacific Minerals Inc.)	Page 5

Management's Discussion & Analysis
March 31, 2013

Results of Operations and Exploration Update - Bong Mieu Gold Project

Financial Data (US$)	Three months ended		Change	3 months	Nine months ended		Change
	Dec 31, 2012	March 31, 2013	(%)	March 31, 2012	March 31, 2013	March 31, 2012	(%)
Gold sales	5,430,799	5,942,750	9	4,788,829	17,209,154	17,102,738	1
Cost of sales	2,429,268	3,987,897	64	3,585,200	9,454,809	13,072,919	(28)
Royalties	179,277	167,847	(6)	148,659	528,758	567,719	(7)
Environment fees	283,366	294,652	4	349,397	861,735	349,397	n/a
Depreciation and amortization	1,703,890	1,626,073	(5)	1,024,602	4,462,109	3,294,820	35
Earnings from mine operations	834,998	(133,719)	(116)	(319,029)	1,901,743	(182,117)	n/a

Operating Data
Ore milled (tonnes)	38,081	53,483	40	42,182	128,415	112,741	14
Grade (g/t Au)	3.81	2.58	(32)	2.86	3.36	2.49	35
Mill recoveries (%)	88	87	(1)	72	86	88	(2)
Realized gold price (US$)	1,719	1,628	(5)	1,786	1,656	1,721	4
Gold produced (oz)	4,121	3,872	(6)	2,771	11,983	7,912	51
Cash operating cost per ounce produced (US$)	949	991	4	1,283	921	1,576	(42)
Ounces sold (oz)	3,160	3,650	16	2,681	10,392	9,938	5
Cash operating cost per ounce sold (US$)	769	1,093	42	1,337	910	1,315	(31)
Total site costs per ounce sold (US$)(1)	1,250	1,523	22	1,766	1,339	1,653	(25)

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	2,429,268	3,987,897	64	3,585,200	9,454,809	13,072,919	(28)
Inventory adjustment	1,483,089	(152,647)	n/a	(30,448)	1,577,039	(600,268)	n/a
Total cost of ore produced	3,912,357	3,835,250	(2)	3,554,752	11,031,848	12,472,651	(12)
Mining	64.08	54.66	(15)	19.31	55.78	41.96	33
Processing	28.84	22.86	(21)	38.21	24.76	42.99	(42)
Mine Overheads	23.33	10.47	(55)	26.75	16.47	25.69	(36)
Total cost per tonne of ore	116.25	87.99	(24)	84.27	97.01	110.64	(12)
(1)Total site costs includes all cash operating costs per once sold including site administration and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate administration costs and income tax.

Production and Operating Statistical Results
Bong Mieu Process Plant
During the quarter ended March 31, 2013 the plant milled 53,483 tonnes of combined tonnage from Nui Kem and the historically mined Ho Gan Pit ore at 2.58 g/t Au, with 87 percent gold extraction efficiency (three months ended March 31, 2012 - 42,182 tonnes at 2.86 g/t Au, with 72 percent recovery). During the nine months ended March 31, 2013 the plant milled 128,415 tonnes at 3.36 g/t Au, with 86 percent gold recovery (nine months ended March 31, 2012 - 112,741 tonnes at 2.49 g/t Au, with 88 percent gold recovery).
Continuous focus on improvement of the plant throughput resulted in the daily record being surpassed 20 times across the quarter, culminating in a record of 667 tonnes of daily throughput on March 8. This also resulted in a monthly record for plant throughput of 18,757 tonnes in March 2013. To maximize the tonnage capacity, historically stockpiled low grade Ho Gan pit ore was used to feed the mill when capacity allowed.
During the quarter ended March 31, 2013 costs per tonne mined and milled have reduced to US$87.99 compared to the quarter ended December 31, 2012 of US$116.25. During the nine months ended March 31, 2013 costs per tonne mined and milled have also reduced to US$97.01 compared to the nine months ended March 31, 2012 of US$110.64.
Nui Kem
Total ore mined at Nui Kem is 33,027 tonnes at 3.56 g/t Au. The tonnage decreased 3 percent compared to the previous quarter. Lateral drive advance was 250 meters compared to last quarter's 252 meters and vertical drive advance of 162 meters compared to last quarter's 138 meters. Total drive advance this quarter was 412 meters. A level 22 and 23 cross-cut intersected the upper vein and a mineralized intrusive, the significance of which is still being investigated.
Low mobile equipment availability is still an issue which has affected ore and waste hauling. To offset the impact of the low mobile equipment availability, the site implemented an innovation underground on the conversion of chutes to allow direct loading onto low profile trucks reducing dependence on loaders.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 6

Management's Discussion & Analysis
March 31, 2013

Bong Mieu General
Illegal miners continue to trespass on the property. As part of a strategy to enhance security resources at site, the Company entered into a security contract with Viet Ha in March 2013 for additional security resources independent of the local community. Company security and engineers have implemented a continuous process of fixing breached steel and concrete barricades underground to prevent illegal miners gaining entry to active working areas.
Exploration Update

(US$) As at	March 31, 2013	June 30, 2012
Net deferred exploration and development	4,377,576	6,145,341
Property, plant and equipment	765,457	1,531,538

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Spending on exploration and development activities	175,316	898,397	882,935	3,147,408
Expenditure on property, plant and equipment	294,531	261,851	961,644	455,026

Nui Kem
A mineralized intrusive sill has been encountered within south crosscuts on Levels 22 and 23. The sill, which appears to have intruded the earlier shear zone that hosts the Nui Kem Upper Vein, is accompanied by significant Au-Ag-Pb-Zn-Fe sulphides. Gold grades are erratic (1 - 31 g/t Au), but silver values range up to more than 200 g/t Ag. The intrusive appears to be thickening down-dip, below Level 23.
Negotiations are in progress with a drilling contractor to secure an underground drilling rig to drill the Upper and Main Veins along strike and down-dip and to probe the intrusive at lower levels.
Ho Ray-Thac Trang
The initial mining assessment report completed in 2007 is currently being updated to a feasibility study, which involved revision of the original mine planning for the Ho Ray project. The feasibility study and environmental impact assessments are expected to be completed in June/July 2013.
Bong Mieu outlook to June 30, 2013

•	Determine the economic feasibility of re-opening Ho Gan pit and the reprocessing of historic tails

•	Complete Feasibility study for Ho Ray - Thac Trang

•	Continue to explore and develop the Nui Kem upper vein

•	Strategic review of mine planning for cost savings opportunities

Besra (formerly Olympus Pacific Minerals Inc.)	Page 7

Management's Discussion & Analysis
March 31, 2013

Exploration Update and Development Activities - Bau

(US$) As at	March 31, 2013	June 30, 2012
Net deferred exploration and development	13,656,237	10,663,853
Property, plant and equipment	136,774	139,248

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Spending on exploration and development activities	846,510	1,382,103	2,949,137	4,627,471
Expenditure on property, plant and equipment	11,099	19,700	37,874	62,782
Jugan Sector
Drilling is presently suspended as feasibility study drilling work is complete.
The IP Survey by Planetary Geophysics is nearing field completion. As soon as results are available (expected during the quarter ending June 30, 2013), interpreted results will be plotted to determine whether there is any coincidence of IP anomalies with geological mapping features and prior geochemical survey results. Coincident anomalies will be used for targeting further drilling around Jugan deposit during the fiscal year 2014.
Serian Project
A reconnaissance field survey is planned during the fiscal year 2014.
Rawan Project
Rawan project comprises a linear belt of Miocene intrusives, surrounded by an extensive apron of detrital gold. As such, the project lends itself to rapid exploration development. Subject to grant of six GPL applications, reconnaissance field surveys will be conducted, with a view to delineating targets for drilling within the 2014 fiscal year.
Licensing
Bau Tenement Block
Granted Mining Lease No. 01/2013/1D for 20 years covering Jugan, Sirenggok and Jambusan, Bau. Pursuant to licensing authority requirements, a Jugan Mine Rehabilitation Plan has been submitted but awaits Land & Survey Department approval.
Preparations for an application for renewal of MC KD/01/1994 (Pejiru) are in progress. This may entail application for additional adjacent ground within GPL 4/1996, EPL 338 (Lot 6) and an additional area.
Bau Gold Project - Resource (NI 43-101)

Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	3,405,600	1.52	166,900
Indicated	17,879,700	1.67	958,000
Total Measures & Indicated	21,285,300	1.64	1,124,900
Inferred	50,260,400	1.35	2,181,600
Outlook to June 30, 2013

•	Continue feasibility for Jugan Hill

•	Complete the IP survey at Jugan Hill to enable specification and prioritization of further drill targets

•	Investigate possible funding scenarios for development of Bau once the final mining feasibility model is complete

Besra (formerly Olympus Pacific Minerals Inc.)	Page 8

Management's Discussion & Analysis
March 31, 2013

Summary of Quarterly Results
The following table sets forth selected unaudited quarterly results for the past eight quarters.

	Q3 2013	Q2 2013	Q1 2013	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Gold production (oz)	13,589	16,204	11,912	7,839	12,523	19,849	12,996	6,155
Gold sales (oz)	12,200	12,570	11,625	4,211	16,500	17,000	7,314	—
Gold sales (US$)	19,812,500	21,546,213	19,169,500	6,725,015	27,827,250	28,761,701	12,465,249	—
Net income (loss) (US$)	(560,641)	(4,600,605)	(3,665,952)	(14,502,571)	(3,824,320)	2,018,438	419,174	(2,656,484)
(Loss) income per share-basic (US$)	(0.002)	(0.012)	(0.01)	(0.029)	(0.011)	0.005	—	(0.007)
(Loss) income per share-diluted (US$)	(0.002)	(0.012)	(0.01)	(0.029)	(0.011)	0.005	(0.004)	(0.007)
Quarterly sales are predominantly influenced by the number of ounces of gold sold and by the realized price per ounce.
During the quarter ended March 31, 2013, the Company produced 13,589 ounces of gold and sold 12,200 ounces of gold, the difference being an increased holding of gold inventory at the end of March 31, 2013 in preparation for settlement of the gold loan commitment in the following quarter.
During the quarter ended March 31, 2013 tonnage milled increased to record 151,390 tonnes from 120,257 tonnes the last quarter and from 71,543 tonnes in the same period of 2012 with plans to produce at 1,500 tonnes per day (130,000 to 135,000 tonnes per quarter) from Phuoc Son from July 2013 onwards.

Earnings Summary

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Earnings from mine operations	2,850,016	6,444,201	8,280,872	13,749,650

Corporate and administrative expenses	2,925,698	2,429,828	7,769,090	7,875,309
Share-based compensation	468,578	406,660	1,734,118	1,068,325
Exploration costs	189,503	74,504	818,370	667,987
	3,583,779	2,910,992	10,321,578	9,611,621

(Losses) earnings from operations	(733,763)	3,533,209	(2,040,706)	4,138,029

Capital restructure costs	—	—	4,051,065	—
Finance expenses	2,702,600	2,467,690	8,182,506	7,836,414
Loss (gain) on gold loan principal repayments	—	—	1,201,507	(1,373,967)
Derivatives - fair value revaluation	(2,694,750)	2,702,296	(7,573,815)	(6,663,551)
Foreign exchange (gain) loss	(418,707)	301,023	(203,949)	(349,217)
	(410,857)	5,471,009	5,657,314	(550,321)
Income (loss) for the period before income tax	(322,906)	(1,937,800)	(7,698,020)	4,688,350
Income tax expense	237,735	1,886,520	1,129,179	6,075,058
Total comprehensive (loss) income for the period	(560,641)	(3,824,320)	(8,827,199)	(1,386,708)
Corporate and Administrative Expenses
Administrative costs include corporate expenses and other costs that do not pertain directly to operating activities.
Share-based Compensation Expense
Share based payment expense recognized for stock options during the three and nine-month periods ended March 31, 2013 amounted to US$468,578 and US$1,734,118 (three and nine-month periods ended March 31, 2012 - US$406,660 and US$1,068,325, respectively). During the three and nine-month periods ended March 31, 2013, 6,910,000 and 12,442,500 options were issued to directors, officers, employees and consultants of the Company. 4,562,500 options issued during the nine months ended March 31, 2013 were an inducement to the new key management hired at the beginning of the financial year.
Exploration Costs
During the three and nine-month periods ended March 31, 2013, exploration costs increased to US$189,503 and US$818,370 compared with US$74,504 and US$667,987 in the same comparative periods ended March 31, 2012. Costs incurred during the three and nine-month periods ended March 31, 2013 relate to Company's prospects in Philippines (Kadabra Mining Corp.) and Australia (GR Enmore).

Besra (formerly Olympus Pacific Minerals Inc.)	Page 9

Management's Discussion & Analysis
March 31, 2013

Finance Expenses
During the three and nine-month periods ended March 31, 2013, interest and accretion on the convertible notes, gold loan and amended notes amounted to US$2,702,600 and US$8,182,506 which is consistent with the same periods ended March 31, 2012.
Finance expenses for the three and nine-month periods ended March 31, 2013 were as follows:

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Interest on convertible notes and gold-linked loans	955,633	1,095,120	3,032,563	3,443,604
Accretion	1,389,739	1,381,970	4,302,857	4,255,121
Interest expense (income), net	357,228	(9,400)	847,086	137,689
Total	2,702,600	2,467,690	8,182,506	7,836,414

Derivative Revaluations
During the three and nine-month periods ended March 31, 2013, derivative revaluation gains amounted to US$2,694,750 and US$7,573,815. US$2,192,209 of revaluation gain for the three month period ended March 31, 2013 relates to revaluation of Company's vested warrants and conversion features of convertible notes outstanding at balance date.

Liquidity and Capital Resources
The accompanying financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
During the three and nine-month periods ended March 31, 2013, the Group incurred a net loss of US$560,641 and US$8,827,199, respectively. During the quarter ended June 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cash flows and profitability. The Phuoc Son Mine has now resumed normal operations. As at March 31, 2013 the Group's current liabilities exceeded its current assets by US$17,065,956. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to achieve and sustain profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
As at March 31, 2013, the cash and cash equivalents' balance was US$3,764,751 compared to US$3,397,728 as at June 30, 2012.
Working Capital
As at March 31, 2013, the working capital deficit amounted to US$1,788,079.

(US$) As at	March 31, 2013	June 30, 2012
Inventories	14,763,377	11,295,411
Trade and other receivables	2,588,546	1,614,115
Prepaid expenses	1,580,791	2,605,304
Trade and other payables	(20,720,793)	(15,196,243)
Net Working Capital	(1,788,079)	318,587
Phuoc Son Gold Company Limited entered into a loan agreement with one of the Vietnamese banks for a maximum borrowing of US$18 million, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to March 31, 2013 is 8 percent per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Limited). The carrying amount of the loan was $5,000,000 as at March 31, 2013.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 10

Management's Discussion & Analysis
March 31, 2013

Cash Flows
The following table summarizes the Company's consolidated cash flows and cash on hand.

	Three months ended		Nine months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Net cash provided by operating activities	57,955	8,546,025	7,580,979	19,226,668
Net cash used in investing activities	(4,693,200)	(8,230,105)	(11,361,126)	(21,167,935)
Net cash (used in) provided from financing activities	3,683,850	(697,366)	4,137,919	(1,168,621)
Increase (decrease) in cash and cash equivalents	(951,395)	(381,446)	357,772	(3,109,888)
Net foreign exchange difference	(7,411)	35,349	9,251	(224)
Beginning cash and cash equivalents	4,723,557	8,730,248	3,397,728	11,494,263
Ending cash and cash equivalents	3,764,751	8,384,151	3,764,751	8,384,151
Cash from Operating Activities
The cash flow of the Company is generated from two operating entities. The Company owns 85 percent of Phuoc Son and 80 percent of Bong Mieu. The largest producing operation is Phuoc Son with estimated production in the year ending June 30, 2013 of approximately 40,000 - 45,000 ounces of gold. Bong Mieu is expected to produce between 12,000 - 15,000 ounces of gold in the year ending June 30, 2013.
Cash flow provided by operating activities for the three months ended March 31, 2013 was US$57,955 (three months ended March 31, 2012: US$8,546,025). The decrease in total cash and cash equivalents during the reporting period reflects the decreased cash flows from operating activities, capital spend in Vietnam and Malaysia, offset by cash inflow from new borrowings in Vietnam.
Investing Activities
During the three and nine-month periods ended March 31, 2013, Besra invested a total of US$2,300,448 and US$7,298,619 respectively (three and nine-month periods ended March 31, 2012: US$4,592,396 and US$14,292,664, respectively) in deferred exploration and development expenses and US$992,752 and US$2,062,507 acquiring property, plant and equipment (three and nine-month periods ended March 31, 2012: US$637,709 and US$3,875,271), as follows:

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
(US$) for the three months ended	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Bong Mieu	175,316	898,397	294,531	261,851
Phuoc Son	1,278,622	2,282,761	319,369	234,195
Bau	846,510	1,382,103	11,099	19,700
Binh Dinh NZ Gold	—	29,135	—	—
Other	—	—	367,753	121,963
Total	2,300,448	4,592,396	992,752	637,709

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
(US$) for the nine months ended	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Bong Mieu	882,935	3,147,408	961,644	455,026
Phuoc Son	3,466,547	6,424,733	607,276	3,120,097
Bau	2,949,137	4,627,471	37,874	62,782
Binh Dinh NZ Gold	—	93,052	—	1,729
Other	—	—	455,713	235,637
Total	7,298,619	14,292,664	2,062,507	3,875,271
Financing Activities
During the three months ended March 31, 2013, Besra repaid US$1,285,398 of the loan to Vietcombank and received the first tranche of US$5,000,000 under a new loan agreement from Viet A Commercial Joint Stock Bank (VAB).
Liquidity Outlook
The Company makes payments of interest on its debt facilities twice per year at the end of May and November which causes fluctuations in cash needs beyond the ordinary operating cash flow requirements.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 11

Management's Discussion & Analysis
March 31, 2013

The Company plans to fund the repayment of its gold loan due May 31, 2013 from its operating cash flows.
In the normal course of business, the Company may be subject to various legal claims. Provisions are recorded where claims are likely.
The Company will depend on outside capital to complete the exploration and development of the resource properties. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.
The Company has financed its operations to date primarily from sale of gold and through the raising of short term debt. The Company continues to seek capital through various means including the issuance of debt and is currently in discussion with lenders to convert short-term debt to long-term debt.
Commitments, Contingencies and Contractual Obligations

Balance at March 31, 2013
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	699,861	508,773	128,735	62,353	—	—
Purchase obligations - supplies & services	5,575,331	5,575,331	—	—	—	—
Purchase obligations - capital	946,135	946,135	—	—	—	—
Acquisition of interest in NBG	9,000,000	9,000,000	—	—	—	—
Asset retirement obligations	1,865,914	379,467	665,881	273,989	417,032	129,545
Total	18,087,241	16,409,706	794,616	336,342	417,032	129,545
In 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by January 2014, subject to payments to be made in several tranches. Subsequent to the quarter end the Company has reached an agreement in principle, subject to formal documentation, to amend the payment schedule for the final tranches of the acquisition of NBG. The impact of the amended payment schedule on the Company's commitments would be as follows:

Balance at March 31, 2013
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Total Commitments	18,087,241	9,309,706	4,294,616	3,936,342	417,032	129,545
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.

Related Party Transactions
Compensation of the key management of the Group was as follows:

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Management fees and salary	820,689	696,878	2,196,269	2,176,606
Share based compensation	364,416	278,102	1,230,344	788,177
Total compensation of key management	1,185,105	974,980	3,426,613	2,964,783
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 12

Management's Discussion & Analysis
March 31, 2013

Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	March 31, 2013	June 30, 2012
Jun-08	Jan-13	0.40	—	1,809,000
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	2,250,000
Jun-10	Apr-15	0.60	1,500,000	2,250,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	—
Total			17,206,467	18,090,467
Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding (US$)
Award year	Units	March 31, 2013	June 30, 2012
2008	116,667	18,336	28,452
2009	120,690	18,969	29,433
Total of deferred share units outstanding	237,357	37,305	57,885
In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under the terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at March 31, 2013 were 237,357 units. No DSUs were granted during the nine months ended March 31, 2013. Liabilities related to this plan are recorded in accrued liabilities and totaled US$37,305 as at March 31, 2013 (as at June 30, 2012 - US$57,885).
The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Revaluation of the DSU plans during the three and nine-month periods ended March 31, 2013 was as follows:

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Deferred share unit plan revaluation (gain) loss	(12,695)	40,335	(20,580)	(48,201)
Management Fees and Reimbursement of Expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Starsail Capital Limited	Charles Barclay	Chief Technical Officer
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

Besra (formerly Olympus Pacific Minerals Inc.)	Page 13

Management's Discussion & Analysis
March 31, 2013

Other Financial Matters
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.
Use of Financial Instruments
The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit. The gold produced in Vietnam is refined in Vietnam and certified in Switzerland. From June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).
Common Shares
As of March 31, 2013, the Company had issued and outstanding 378,611,186 common shares. Subsequent to March 31, 2013, the Company did not buy back or cancel any further shares.
Regulatory Update
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
A company's internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of March 31, 2013, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company's internal controls over financial reporting were considered effective in terms of National Instrument 52-109 of the Canadian Securities Administrators.
Evaluation of Disclosure Controls and Procedures
The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of March 31, 2013, the general design and operation of our disclosure controls were satisfactory.
Regulatory Reporting in the United States
The Company's common shares are listed and posted for trading on the over-the-counter market in the United States. This allows US residents to trade the Company's common shares efficiently.
Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Resources
This MD&A uses the term “measured and indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 14

Management's Discussion & Analysis
March 31, 2013

Cautionary Note to US Investors Concerning Estimates of Inferred Resources
This MD&A uses the term “inferred resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.
Critical Accounting Estimates
Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is described in the annual financial statements for the year ended June 30, 2012.
Accounting Policies
The accounting policies and methods of computation are consistent with those of the annual financial statements for the period ended June 30, 2012 as described in those annual financial statements.
Changes in Accounting Standards
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended International Financing Reporting Standards (“IFRS”) or interpretations applicable to the Company which were issued and were effective at July 1, 2012.
Non-IFRS Measures
The Company has included non-IFRS measures for “Cash operating cost per gold ounce sold”, "Total Site Costs" and “All-In Costs” in this MD&A to supplement its financial statements which are presented in accordance with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Subsequent Events
In addition to ongoing efficiency improvements in April 2013 the Company initiated a restructuring of its operations in order to achieve reductions in all-in costs of US100-150 per ounce over the next 12 months. Cost savings are expected to be made by reducing selective exploration, corporate expenses and headcount at all levels.
Holders of 38% of the principal amount of the Amended Gold Loan Notes chose to exercise their put option and settle their principal by delivery of gold ounces at May 2013.
Subsequent to the quarter end the Company has reached an agreement in principle, subject to formal documentation, to amend the payment schedule for the final tranches of the acquisition of NBG.
Subsequent to the quarter end the Company has achieved an agreement in principle with the Tax Office in Vietnam to modify calculation of environmental protection fees. The final approval from the Ministry of Finance is expected to be received before the end of the fiscal year ending June 30, 2013. No adjustments have been made to the environment fees until such approval is granted.
On the morning of 7th May the company initiated a shutdown due to a blockade of the access road to the site by a number of individuals from the local community. The blockade commenced following the unauthorized release of 755 kilograms of tailings into the local watershed. The discharge occurred due to an act of vandalism in the early hours of 7th May when vandals attempted to remove a tailings pipe from site. As soon as the discharge was discovered a plant shutdown was initiated and the company immediately launched cleanup operations. Besra representatives were able to work closely with local authorities, including the Environment Department and the police, as well as senior community representatives. Negotiations with the community concluded peacefully and amicably resulting in the local community withdrawing their blockade on the morning of 12th May. Despite the production down time resulting from this event, Besra expects to meet its market guidance of 60,000 to 65,000 oz Au for the financial year ending 30 June 2013.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 15

Management's Discussion & Analysis
March 31, 2013

Risk Factors and Uncertainties
Readers of this MD&A are encouraged to read the “Risk Factors and Uncertainties” as more fully described in the Company’s filings with the Canadian Securities Administrators, including its Annual Report for the period ended June 30, 2012, available on SEDAR at www.sedar.com.
Important risk factors to consider, among others, are

▪	Ability of the Company to continue as a going concern

▪	Ability of the Company to raise funds in order to carry out the business

▪	Commodity Price Volatility

▪	Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

▪	Uncertainty of Exploration and Development

▪	The Company May Not Achieve its Production Estimates

▪	Environmental Risks and Hazards

Forward-Looking Statements
This report contains certain forward-looking statements relating to, but not limited to, management's expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “anticipate”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

▪	reserve and resource estimates;

▪	estimates of future production;

▪	unit costs, costs of capital projects and timing of commencement of operations;

▪	production and recovery rates;

▪	financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and

▪	the timing of additional tests, feasibility studies and environmental or other permitting.
Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management's current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following:

▪	failure to establish estimated resources and reserves;

▪	the grade and recovery of ore which is mined varying from estimates;

▪	capital and operating costs varying significantly from estimates;

▪	delays in obtaining or failures to obtain required governmental, environmental or other project approvals;

▪	changes in national and local government legislation, taxation or regulations, political or economic developments;

▪	the ability to obtain financing on favorable terms or at all;

▪	inflation;

▪	changes in currency exchange rates;

▪	fluctuations in commodity prices;

▪	delays in the development of projects; and

▪	other risks that we set forth in our filings with applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.
Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 16

Management's Discussion & Analysis
March 31, 2013

Technical Information and Qualified Person
The technical information in this MD&A that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information complied by Mr. Rod Murfitt, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr. Murfitt has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and to qualify as a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr. Murfitt consents to the inclusion in this report of the technical information in the form and context in which it appears.
Mr. Murfitt verified the data disclosed, including sampling, analytical and test data underlying the information contained herein. For a description of Besra's data verification process, quality assurance program and quality control measure applied, the type of analytical or testing procedures utilized, sample size, name and location of testing laboratories, the effective date of the mineral resource and ore reserve estimates contained herein, details of the key assumptions, parameters and methods used to estimate the mineral resources and ore reserves set out in this report, any known environmental, political, legal, title, or other risks that could materially affect the potential development of the mineral resources or ore reserves, readers are directed to the technical reports entitled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam” in September 2004, “Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam” in August 2007 and “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam” dated April 2009 in relation to the Bong Mieu Gold Project, and the technical reports entitled “A Technical Review of the Phuoc Son Gold Project in Quang Name Province, Vietnam” dated January 2004 and “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” dated March 2008 in relation to the Phuoc Son Gold Project, and the technical report entitled “Technical Report on Bau Project in Bau, Sarawak, East Malaysia” dated August 2010 in relation to the Bau Gold Project.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 17